CETRONE ENERGY COMPANY
11010 East Boundary Road
Elk, Washington 99009
Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Stop 4631
Washington D.C. 20549
                                                                                                                             July 30, 2009
RE:       Cetrone Energy Company
Post-Effective Amendment to Form S-1 filed on June 2, 2009
Form 10-K and 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q and 10-Q/A for the period ended March 31, 2009
File Number 333-153381

ATT:      Ms. Dorine Miller, Financial Analyst
Phone (202) 551-3711
Fax     (732) 807-4507

FORM 10-K/A FOR THE PERIOD ENDED DECEMBER 31, 2008
General

1.	Management has provided as part of this correspondence written acknowledgment of the “Tandy Language”.

Item 9A(T) – Controls and Procedures, page 12

2.	Language referring the reader to the specifics of why management concluded the controls and procedures were not effective has been added.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
             Balance Sheet, page F-1

3.	Reference to “audited” has been removed from balance sheet and statement of operations.

General

4.	The language referencing Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities
Act of 1933 has been removed from the Form 10-Q.

Item 4 – Controls and Procedures, page 9

5.	The information required by Item 307 and 308(c) of Regulation S-K has been added to Item 4. The reference to May 31, 2009 has been modified to reflect March 31, 2009.

         Sincerely,

/s/ Michael Cetrone___________
     Michael Cetrone
     Chief Executive Officer
     Cetrone Energy Company
11010 East Boundary Road
Elk, Washington 99009
Phone (509) 714-5236